Exhibit C

Frank W. Olander 212.756.2352 Frank.Olander@srz.com

April 24, 2025

BY E-MAIL

Board of Directors

Keros Therapeutics, Inc.

c/o Esther Cho, General Counsel
1050 Waltham Street, Suite 302
Lexington, Massachusetts 02421

Re:       Breaches of Fiduciary Duties by the Board of Directors of Keros Therapeutics, Inc.

Dear Board of Directors:

We are counsel to ADAR1 Capital Management, LLC (“ADAR1”), the largest stockholder of Keros Therapeutics, Inc. (“Keros” or the “Company”). We write to demand that the Company’s Board of Directors (the “Board”) take immediate action to waive or amend the deadline for the Company’s stockholders to nominate candidates for election to the Company’s Board at the Annual Meeting scheduled to take place on June 4, 2025 (the “Nomination Deadline”), consistent with its fiduciary duties.

As you know, the Nomination Deadline was February 28, 2025. Since that time, the Board has taken numerous actions that materially alter the status quo at the Company and appear calculated to entrench the current directors in office.

First, on April 10, 2025, the Company disclosed that the Board had “determined to initiate a formal review process to evaluate strategic alternatives to maximize stockholder value for the Company.” Keros Therapeutics, Inc., Form 8-K (Current Report) (April 10, 2025). In connection with that determination, the Board formed a “Strategic Committee” to “consider a comprehensive range of strategic alternatives, including but not limited to a sale of the company or other business combination transaction, continued investment in the Company’s pipeline, and/or return of excess capital to stockholders” and make a recommendation to the Board. Id. Notably, the Board’s decision to evaluate strategic alternatives came less than two weeks after the Company announced disappointing results from its Phase 1 clinical trial of KER-065. Keros Therapeutics, Inc., Form 8-K (Current Report) (March 31, 2025).

Second, that same day, the Company announced that it had “adopted a limited duration stockholder rights plan” (the “Poison Pill”) “in response to significant and rapid accumulations of the Company’s Common Stock by a number of investors who have indicated a desire to influence the control of Keros.” Id.

Board of Directors

April 24, 2025

Third, on April 18, 2025, the Company announced that it had entered into a letter agreement (the “Standstill Agreement”) with Pontifax (Israel) IV, L.P., Pontifax (Cayman) IV, L.P., Pontifax (China) IV, L.P. and Pontifax Late Stage Fund L.P. (collectively, “Pontifax”). Keros Therapeutics, Inc., Form 8-K (Current Report) (April 18, 2025). That agreement provides, among other things, that (i) the Company will nominate three current directors—including Ran Nussbaum, Pontifax’s Co-Founder and Managing Partner—for election at the Annual Meeting and (ii) Pontifax will not “take any action in support of support of (including voting for alternative director candidates or alternative stockholder proposals not supported by the Board or voting against the Director Slate at the Annual Meeting), or make any proposal or request in furtherance of, controlling or changing the Board or management of the Company” (the “Company Slate Support Provision”). Id.

Under Delaware law, stockholder voting rights are “sacrosanct.” EMAK Worldwide, Inc. v. Kurz, 2012 WL 1319771, at *3 (Del. Apr. 17, 2012). Where, as here, a board takes actions that radically shifts a company’s strategy or materially change the company’s circumstances after the deadline to nominate candidates has passed, “considerations of fairness and the fundamental importance of the shareholder franchise dictate[] that the shareholders be afforded a fair opportunity to nominate an opposing slate, thus imposing upon the board the duty to waive the advance notice requirement of the by-law.” Hubbard v. Hollywood Park Realty Enterprises, Inc., 1991 WL 3151, at *12 (Del. Ch. Jan. 14, 1991).

Here, after the Nomination Deadline had passed, the Board initiated a strategic review process that could culminate in “a sale of the company or other business combination transaction.” Keros Therapeutics, Inc., Form 8-K (Current Report) (April 10, 2025). That plainly qualifies as a radical shift that justifies waiving the Nomination Deadline and giving the Company’s stockholders an opportunity to freely exercise their franchise to nominate and elect a Board that they believe will represent their best interests. See, e.g., Icahn Partners LP v. Amylin Pharmaceuticals, Inc., 2012 WL 1526814 (Del. Ch. April 20, 2012) (plaintiff stated a colorable claim that directors breached their fiduciary duties by refusing to waive nomination deadline where company’s board rejected acquisition proposal after the deadline had passed). The same is true of the Board’s decision to enter into the Standstill Agreement. See, e.g., Hubbard, 1991 WL 3151 (enjoining company from enforcing nomination deadline where board entered into settlement agreement with stockholder pursuant to which the stockholder was appointed to the company’s board and agreed to support the company’s slate of nominees).

Moreover, it is well-established that a board of directors breaches its fiduciary duties when it takes action that, even if technically in compliance with Delaware law, “constitut[es] an inequitable manipulation of the corporate machinery that affect[s] adversely the shareholders’ right to conduct a contested election of directors.” Id. at *7 (citing Schnell v. Chris-Craft Indus., Inc., 285 A.2d 437 (Del. 1971)). The Board did just that by approving the Standstill Agreement and adopting the Poison Pill. See Healthcor Management, L.P. et al., v. Allscripts Healthcare Solutions, Inc., C.A. No. 7557-CS, at 4 (Del. Ch. May 25, 2012) (TRANSCRIPT) (reasoning that board’s adoption of a poison pill and change to board composition after the close of the nomination window “raises questions about whether it was done to essentially constrain the voting power of people who want to run a proxy contest and inhibit their ability to successfully do it”); see also Sherwood v. Ngon, 2011 WL 6355209, at *14 (Del. Ch. Dec. 20, 2011) (enjoining annual meeting to allow dissident nominations when company removed a director after the “window to conduct a meaningful proxy contest long had closed”). Indeed, it appears to us that the Board may have threatened to drop Mr. Nussbaum from the Company’s slate of nominees unless Pontifax agreed to support the Company’s slate. That is a blatant manipulation of the corporate machinery for the sole purpose of entrenching the incumbent Board in office.

Board of Directors

April 24, 2025

*       *       *

Accordingly, please confirm, by no later than Monday, April 28, 2025 at noon EDT, that the Company will waive or amend the Nomination Deadline to allow the Company’s stockholders, at a minimum, a ten-day period within which to nominate their own candidates for election at the Company’s 2025 Annual Meeting. Furthermore, please confirm that the Company will not enforce the Company Slate Support Provision. Should the Board refuse to do so, ADAR1 reserves all rights to pursue any and all avenues available to remedy the directors’ flagrant breaches of their fiduciary duties, including, but not limited to, initiating a “vote no” proxy campaign soliciting shareholders to withhold votes from directors Mary Ann Gray and Alpna Seth at the Company’s 2025 Annual Meeting and/or commencing litigation against the Company’s directors in the Delaware Court of Chancery.

In addition, please send us a copy, by email, of (i) the form of written questionnaire and the form written representation and agreement to be provided by a proposed director nominee for the Company’s Board of Directors, as set forth in Article III, Section 5(e) of the Company’s Amended and Restated Bylaws (the “Bylaws”), and (ii) the Company’s Policies (as such term is defined the Bylaws) no later than such time.

ADAR1 reserves all rights and remedies in connection with this matter and waives none.

Sincerely,

/s/ Frank W. Olander
Frank W. Olander

cc:	Eleazer Klein, Esq. Brandon S. Gold, Esq.